UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-24611

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Citizens Financial Bank
401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

Citizens Financial Bank
401(k) Retirement Plan

EIN 35-0227439 PN 002
Accountants’ Report and Financial Statements

December 31, 2009 and 2008

Citizens Financial Bank 401(k) Retirement Plan
December 31, 2009 and 2008
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

Plan Administrator
Citizens Financial Bank
401(k) Retirement Plan
Munster, Indiana

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Bank 401(k) Retirement Plan (the “Plan”) (formerly Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2009, was made for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/ s / BKD, LLP

Indianapolis, Indiana
June 29, 2010

Federal Employer Identification Number:  44-0160260

Citizens Financial Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits December 31, 2009 and 2008
	2009	2008
Assets
Investments, at fair value:
Registered investment funds	$10,015,230	$7,518,430
CFS Bancorp, Inc. common stock	555,805	687,831
Participant loans	193,587	159,739
Total investments	10,764,622	8,366,000
Receivables:
Employee contributions	―	44,411
Employer contributions	―	17,654
Dividends	1,721	7,055
Total receivables	1,721	69,120
Net Assets Available for Benefits	$10,766,343	$8,435,120

See Notes to Financial Statements                                                                                                                                                                                                                                                                             2

Citizens Financial Bank 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2009 and 2008
	2009	2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,408,197	$(4,736,527)
Interest and dividend income	220,563	311,598
Other income	3,424	5,084
Net investment income (loss)	1,632,184	(4,419,845)
Contributions:
Employee	967,528	911,088
Employer	404,159	388,447
Rollovers	22,660	127,380
Transfer from ESOP (Note 1)	27,515	172,545
	1,421,862	1,599,460
Total	3,054,046	(2,820,385)
Deductions:
Benefits paid to participants	697,230	1,573,050
Administrative expenses	25,593	5,050
Total	722,823	1,578,100
Net Increase (Decrease) in Net Assets Available for Benefits	2,331,223	(4,398,485)
Net Assets Available for Benefits, Beginning of Year	8,435,120	12,833,605
Net Assets Available for Benefits, End of Year	$10,766,343	$8,435,120

See Notes to Financial Statements                                                                                                                                                                                                                                                                              3

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 1:	Description of Plan

The following description of Citizens Financial Bank 401(k) Retirement Plan (the “Plan”) (formerly Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.  These documents are available from the Plan administrator.

General

The Plan, adopted by Citizens Financial Bank (the “Bank”) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan.  Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan.  Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting.  The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements.  To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed 250 hours of service during a consecutive three-month period.  A participant is eligible to receive profit sharing contributions after completing one year of service.

Both employee and employer contributions along with investment fund transfers may be made to the Employer Common Stock Fund.  The Plan allows for a designated supplemental contribution to be made as a matching contribution of 50% of each participant’s pre-tax deferral on the first 6% of each participant’s compensation to the Plan rather than to the CFS Bancorp, Inc. Employee Stock Ownership Plan (“ESOP”).  To be eligible for this matching contribution, an employee must be a participant in the Plan, be actively employed on the last day of the plan year (December 31), and have satisfied twelve consecutive months of service.

Participants in the Bank’s ESOP who have attained the age of 55 and have completed ten years of participation in the ESOP may elect to diversify part of their CFS Bancorp, Inc. (“Company”) stock held in the ESOP.  An eligible participant may elect at the beginning of each of six plan years to diversify a portion of the stock held in their ESOP. The first five years allow for diversification of 25% of the total number of shares of Company stock that have been allocated to a participant less the number of shares of Company stock previously diversified under this procedure.  For the sixth year, a participant may elect to diversify up to a total of 50% of the number of shares of Company stock allocated in their ESOP account less the number of shares of Company stock previously diversified.  Diversified portions are transferred to the 401(k) Plan if the participant is still employed by the Company or one of its participating subsidiaries.  If the participant has terminated employment, the diversified amount may be directly distributed or rolled over to another eligible retirement plan.  The diversification amounts totaled $27,515 and $172,545, respectively for the years ended December 31, 2009 and 2008.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2009 and 2008

Effective January 1, 2008, the Plan adopted The Vanguard Fiduciary Trust Company Prototype Basic Plan Document and was amended to a Safe Harbor plan.  The amendment allows for automatic enrollment with an initial deferral of 3%, Roth elective deferrals, automatic deferral escalation of 1% annually up to 10%, and automatic investment in a default fund which is currently set to an age appropriate target retirement fund.  In addition, the Bank’s matching contribution changed to a Safe Harbor formula.  In conjunction with the adoption of the Safe Harbor plan, on January 1, 2008, the Plan’s name changed to Citizens Financial Bank 401(k) Retirement Plan from Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (the “Code”).  The Vanguard Fiduciary Trust Company serves as the Plan trustee.

Contributions

The Bank contributes and allocates to each participant’s account the amount withheld from each participant’s compensation (employee contributions) pursuant to his or her elective deferral agreement.  Participants are eligible to defer up to 100% (or up to the current IRS limit for contributions) of their eligible compensation and the Bank will match 100% of the first 1% of employee deferrals and 50% of the next 5% of deferrals.  Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan’s investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions, and an allocation of Plan earnings/losses.  Plan earnings/losses from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in their employee contributions and actual earnings thereon.  The Bank’s matching and discretionary contributions vest after two years of employment.

Payment of Benefits

Payment of benefits to a participant who terminates employment, or to a beneficiary, may be made in a lump sum or annual installments over a specified period.  A participant may elect to defer distribution of his or her account if the dollar value of the account is over a specific threshold until attaining age 70½.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2009 and 2008
Forfeited Accounts

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $10,433 and $7,184 respectively.  These accounts will be used to reduce future employer contributions.

Participant Loans

Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000.  The interest rate for the loan term will be established as of the loan date and is currently the Prime Rate plus 1%.  The repayment period is between one and fifteen years for loans used exclusively for the purchase of a primary residence or one and five years for all other loans, at the participant’s option.  Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant’s deposit account to the participant’s loan account.  An origination fee plus an annual administrative fee is deducted from the participant’s account.  Subsequent annual administrative fees will be deducted from the participant’s account on or about the anniversary of the loan origination.  Loan repayments, including interest, are immediately invested in the participant’s deposit account.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value.  Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined by quoted market prices.  The common stock is valued at the closing price reported on the active market on which it is traded.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the declaration date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2009 and 2008
Plan Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Vanguard Fiduciary Trust Company.  This prototype plan document has been filed with the appropriate agency.  The Plan has not obtained or requested a determination letter since receiving one on December 2, 2003 for the Plan administered through the Plan’s previous trustee, The Bank of New York.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefits are recorded when paid.

Note 3:	Investments

In conjunction with the Bank’s conversion from a mutual to a stock form of ownership, the participants in the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank’s holding company.  At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants choosing to purchase stock in the Company.

At December 31, 2009 and 2008, the Plan was the beneficial owner of 172,076 and 176,367 shares, respectively, of Company common stock.  The fair value of this stock at December 31, 2009 and 2008 was $3.23 and $3.90 per share, respectively.

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2009
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Mutual funds:
Balanced funds	$1,435,340	$9,081,309
Bond funds	4,865	258,680
Domestic stock funds	68,166	286,472
International stock funds	18,493	72,835
CFS Bancorp, Inc. common stock	(118,667)	555,805
Money market fund	―	315,934
Participant loans	―	193,587
	$1,408,197	$10,764,622

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2009 and 2008

	2008
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Mutual funds:
Balanced funds	$(2,759,386)	$6,794,887
Bond funds	(3,030)	152,669
Domestic stock funds	(67,329)	144,428
International stock funds	(39,966)	57,566
CFS Bancorp, Inc. common stock	(1,866,816)	687,831
Money market fund	―	368,780
Participant loans	―	159,739
	$(4,736,527)	$8,366,000

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2009	2008
Investments at Fair Value as Determined by Quoted Market Price
Vanguard Target Retirement 2020 Fund	$2,106,746	$1,451,331
Vanguard Target Retirement 2025 Fund	1,483,888	1,143,298
Vanguard Target Retirement 2035 Fund	1,062,601	654,662
Vanguard Target Retirement 2030 Fund	991,372	676,988
Vanguard Target Retirement 2010 Fund	964,730	833,439
Vanguard Target Retirement 2015 Fund	835,643	771,741
Vanguard Target Retirement 2005 Fund	765,589	757,384
CFS Bancorp, Inc. common stock	555,805	687,831

Note 4:	Fair Value Measurements

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2009 and 2008

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock and registered investment funds (mutual funds).  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan does not hold any Level 2 securities.  In certain cases where Level 1 and Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, which includes participant loans.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall during the dates indicated:

		Fair Value Measurements at December 31, 2009 Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Balanced funds	$9,081,309	$9,081,309	$ ―	$ ―
Bond funds	258,680	258,680	―	―
Domestic stock funds	286,472	286,472	―	―
International stock funds	72,835	72,835	―	―
	9,699,296	9,699,296	―	―

CFS Bancorp, Inc. common stock	555,805	555,805	―	―
Money market fund	315,934	315,934	―	―
Participant loans	193,587	―	―	193,587
Total investments at fair value	$10,764,622	$10,571,035	$ ―	$193,587

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2009 and 2008

		Fair Value Measurements at December 31, 2008 Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Balanced funds	$6,794,887	$6,794,887	$ ―	$ ―
Bond funds	152,669	152,669	―	―
Domestic stock funds	144,428	144,428	―	―
International stock funds	57,666	57,666	―	―
	7,149,650	7,149,650	―	―

CFS Bancorp, Inc. common stock	687,831	687,831	―	―
Money market fund	368,780	368,780	―	―
Participant loans	159,739	―	―	159,739
Total investments at fair value	$8,366,000	$8,206,261	$ ―	$159,739

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

	Participant loans
	2009	2008
Balance, January 1	$159,739	$257,613
Loan proceeds less repayments, etc.	33,848	(97,874)
Balance, December 31	$193,587	$159,739

Note 5:	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 6:	Party-In-Interest Transactions

The Plan invests in shares of mutual funds managed by an affiliate of The Vanguard Fiduciary Trust Company.  Fees paid by the Plan for investment management services totaled $21,959 and $4,394, respectively, for the years ended December 31, 2009 and 2008.  Individually nonmaterial expenses paid to parties-in-interest aggregated to $3,634 and $656 for 2009 and 2008, respectively.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2009 and 2008

The Plan invests in shares of common stock of CFS Bancorp, Inc. which is the holding company of Citizens Financial Bank.

The Plan incurs expenses related to general administration and record keeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 7:	Differences Between Financial Statements and Form 5500 Information

The following is a reconciliation of net assets available for benefits per the financial statements to the Annual Return/Report of Employee Benefit Plan (Form 5500) at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$10,766,343	$8,435,120
Less: Employee contributions receivable	―	(44,411)
Employer contributions receivable	―	(17,654)
Dividends receivable	(1,721)	(7,055)
Net assets available for benefits per Form 5500	$10,764,622	$8,366,000

Note 8:	Significant Estimates and Concentrations

Investments

The Plan invests in various investment securities which carry interest rate, market and credit risks that can result in changes in the investments’ fair value.  The financial statements have been prepared using the values and information currently available to the Plan.  Due to the level of risks associated with certain investment securities and given the current economic environment, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that these changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Citizens Financial Bank 401(k) Retirement Plan EIN 35-0227439 PN 002 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2009
(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
Registered Investment Funds:
*Vanguard Target Retirement 2020 Fund	105,548 Units	$2,106,746
*Vanguard Target Retirement 2025 Fund	131,086 Units	1,483,888
*Vanguard Target Retirement 2035 Fund	91,446 Units	1,062,601
*Vanguard Target Retirement 2030 Fund	51,340 Units	991,372
*Vanguard Target Retirement 2010 Fund	47,014 Units	964,730
*Vanguard Target Retirement 2015 Fund	73,885 Units	835,643
*Vanguard Target Retirement 2005 Fund	69,726 Units	765,589
*Vanguard Target Retirement 2040 Fund	23,886 Units	455,029
*Vanguard Prime Money Market Fund	303,065 Units	315,934
*Vanguard Target Retirement 2045 Fund	23,171 Units	278,517
*Vanguard Total Bond Market Index Fund	23,230 Shares	240,431
*Vanguard Growth Index Fund	2,755 Shares	75,279
*Vanguard 500 Index Fund	718 Shares	73,706
*Vanguard Total International Stock Index Fund	5,054 Units	72,835
*Vanguard Target Retirement 2050 Fund	3,144 Units	60,083
*Vanguard Balanced Index Fund	2,731 Shares	52,846
*Vanguard Mid-Cap Growth Index Fund	1,518 Units	28,927
*Vanguard Small-Cap Value Index Fund	2,123 Units	27,725
*Vanguard Target Retirement Income	2,291 Units	24,265
*Vanguard Value Index Fund	1,177 Shares	21,927
*Vanguard Small-Cap Growth Index Fund	1,258 Units	21,166
*Vanguard High-Yield Corporate Fund	3,336 Shares	18,249
*Vanguard Small-Cap Index Fund	660 Shares	18,132
*Vanguard Mid-Cap Value Index Fund	739 Shares	12,892
*Vanguard Mid-Cap Index Fund	411 Shares	6,718
		10,015,230
Employer Common Stock
*CFS Bancorp, Inc.	172,076 Shares	555,805

*Participant Loans	4.25% to 9.25%	193,587
		$10,764,622
*Party in interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administration for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CITIZENS FINANCIAL BANK
401(k) RETIREMENT FUND

June 29, 2010	By:	/s/ Daryl D. Pomranke
Daryl D. Pomranke
Plan Administrator

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Independent Registered Accounting Firm